Exhibit 99.2

Execution Copy

MANAGEMENT AGREEMENT

THIS MANAGEMENT AGREEMENT is made effective the 29th day of August, 2019 by and between NAVIOS MARITIME HOLDINGS INC., a corporation duly organized and existing under the laws of the Marshall Islands with address in 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000, Monaco (“NM”) and Navios Shipmanagement Inc., a company duly organized and existing under the laws of the Marshall Islands (“NSM”).

WHEREAS:

A.

NM owns and charters-in vessels and requires certain commercial and technical management services for the operation of its fleet and wishes to engage NSM to provide such commercial and technical management services; and

B.	NSM, being a qualified and able vessel manager, wishes to perform such commercial and technical management services subject to, and in accordance with, on the terms set out herein.

NOW THEREFORE, the parties agree that, in consideration for NSM providing the commercial and technical management services set forth in Schedule A to this Agreement (the “Services”), and subject to the Terms and Conditions set forth in Article I attached hereto, NM shall pay to NSM the Fees and Costs and Expenses set forth in Schedule B to this Agreement and, if applicable, the Extraordinary Fees and Costs set forth in Schedule C to this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF the parties have executed this Agreement by their duly authorized signatories with effect on the date first above written.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ George Akhniotis
Name: George Akhniotis
Title: Chief Financial Officer

NAVIOS SHIPMANAGEMENT INC.

By:	/s/ Anna Kalathaki
Name: Anna Kalathaki
Title: Treasurer

[Signature Page to Management Agreement]

TERMS AND CONDITIONS

Section 1. Definitions. In this Agreement, the term:

“Additional Vessels” means any other vessel of any size and type the management of which, after its delivery as a charter-in vessel or acquisition by NM, may be entrusted from time to time to NSM. Any such Additional Vessels for the purposes of this Agreement shall also be referred to herein as Vessels;

“Agreement” means this Management Agreement, as it may be amended, modified, or supplemented from time to time in accordance with Section 13 hereof.

“Change of Control” means with respect to any entity, an event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors or other similar governing body of the entity are acquired, directly or indirectly, by a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the United States Securities Exchange Act of 1934, as amended), except Angeliki Frangou, her affiliated entities, successors and assignees who did not immediately before such acquisition own securities of the entity entitling such person or group to elect such majority (and for the purpose of this definition, any such securities held by another person who is related to such person shall be deemed to be owned by such person).

“Charter-in Vessel” means all vessels that are chartered-in by NM on the Closing Date;

“Closing Date” means the date of this Agreement;

“Navios Group” means NM and all subsidiaries of NM;

“Costs and Expenses” has the meaning set forth in Schedule B to this Agreement;

“Extraordinary Fees and Costs” means the fees and costs listed in Schedule C to this Agreement;

“Fees” has the meaning set forth in Schedule B to this Agreement;

“NM” has the meaning set forth in the recitals to this Agreement;

“NSM” has the meaning set forth in the recitals to this Agreement;

“Owned Vessel” means all vessels that are owned by NM on the Closing Date;

“Services” has the meaning set forth in the recitals to this Agreement;

“Termination Fee” means the Fixed Daily Fees and the Management Fees for the full calendar year preceding the termination date, as described in Schedule B of the Agreement; and

“Vessel” means all Owned Vessels and all Charter-in Vessels and the Additional Vessels.

Section 2. Appointment of NSM.

(a) From and after the Closing Date and continuing, until terminated as provided herein, NM hereby appoints NSM as agent for and on behalf of NM, and NSM hereby agrees, to perform the Services specified hereunder with respect to the Vessels.

(b) NSM shall provide the Services, in a commercially reasonable manner, as NM, may from time to time direct, all under the supervision of NM. NSM shall perform the Services to be provided hereunder in accordance with sound ship management practice including, but not limited to, compliance with all relevant rules and regulations and with the care, diligence and skill that a prudent manager of vessels such as the Vessels would possess and exercise, and within the limits of authority delegated to it under this Agreement.

Section 3. Covenants. During the term of this Agreement NSM shall:

(a) diligently provide or subcontract for the provision of (in accordance with Section 18 hereof) the Services to NM as an independent contractor, and be responsible to NM for the due and proper performance of the same subject to the terms and conditions contained herein;

(b) retain at all times a qualified staff so as to maintain a level of expertise sufficient to provide the Services; and

(c) keep full and proper books, records and accounts showing clearly all transactions relating to its provision of Services in accordance with established general commercial practices and in accordance with United States generally accepted accounting principles.

Section 4. Non-exclusivity. NSM may provide services of a nature similar to the Services to any other person. There is no obligation for NSM to provide the Services to NM on an exclusive basis.

Section 5. Confidential Information. NSM shall be obligated to keep confidential, both during and after the term of this Agreement, all information it has acquired or developed in the course of providing Services under this Agreement, except to the extent disclosure of such information is required by applicable law, including, without limitation, applicable securities laws. NM shall be entitled to any equitable remedy available at law or equity, including specific performance, against a breach by NSM of this obligation. NSM shall not resist such application for relief on the basis that NM has an adequate remedy at law, and NSM shall waive any requirement for the securing or posting of any bond in connection with such remedy.

Section 6. Service Fee/Reimbursement of Costs and Expenses. In consideration for NSM providing the Services, NM shall pay NSM the Fees as set out in Schedule B to this Agreement and the Extraordinary Fees and Costs as set out in Schedule C, if applicable, and NM shall reimburse NSM for the actual costs and expenses incurred by NSM in the manner provided for in Schedule B.

Section 7. General Relationship Between the Parties. The relationship between the parties is that of independent contractor. The parties to this Agreement do not intend, and nothing herein shall be interpreted so as, to create a partnership, joint venture or employee relationship between NSM and any one or more of NM or any member of the Navios Group. NSM will carry out the Services in respect of the Vessels as agent for and on behalf of NM.

Section 8. Force Majeure and Indemnity.

(a) Neither NM nor NSM shall be under any liability for any failure to perform any of their obligations hereunder by reason of any of the following force majeure events provided they have made all reasonable efforts to avoid, minimize or prevent the effect of such event:

(i)	acts of God;

(ii)	any circumstances arising out of war, threatened act of war or warlike operations, acts of terrorism, sabotage or piracy, or the consequences thereof;

(iii)	riots, civil commotion, blockades or embargoes;

(iv)	epidemics;

(v)	earthquakes, landslides, floods or other extraordinary weather conditions;

(vi)	fire, accident, explosion, except where caused by negligence of the party seeking to invoke force majeure;

(vii)	government requisition;

(viii)	strikes, lockouts or other industrial action, unless limited to the employees (which shall not in respect of NSM, include the crew) of the party seeking to invoke force majeure; or

(ix)	any other similar cause beyond the reasonable control of either party.

(b) Without prejudice to sub-clause 8(a) above, NSM shall be under no liability whatsoever to NM for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessels or Additional Vessels) as incurred and howsoever arising in the course of performance of the Services, unless and to the extent that such loss, damage, delay or expense is proved to have resulted solely from the fraud, gross negligence or willful misconduct of NSM or their employees, agents or sub-contractors in connection with the Vessels, in which case (save where such loss, damage, delay or expense has resulted from NSM’s personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) NSM’s liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of US$3,000,000.

(c) Notwithstanding anything that may appear to the contrary in this Agreement, NSM shall not be responsible for any of the actions of the crew of the Vessels even if such actions are fraudulent, negligent, grossly negligent or willful.

(d) Except to the extent and solely for the amount therein set out that NSM would be liable under sub-clause 8(b), NM shall indemnify and hold harmless NSM and its employees, agents and sub-contractors against all actions, proceedings, claims, demands or liabilities whatsoever and howsoever arising which may be brought against them arising out of, relating to or based upon this Agreement including, without limitation, all actions, proceedings, claims, demands or liabilities brought under or relating to the environmental laws, regulations or conventions of any jurisdiction (“Environmental Laws”), or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur in the course of the performance of this Agreement; provided however that such indemnity shall exclude any and all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever which may be caused by or due to the fraud, gross negligence or willful misconduct of NSM or its employees or agents.

(e) Without prejudice to the general indemnity set out in this Section 8, NM hereby undertakes to indemnify NSM, their employees, agents and sub-contractors against all taxes, imposts and duties levied by any government as a result of the operations of NM or the Vessels, whether or not such taxes, imposts and duties are levied on NM or NSM. For the avoidance of doubt, such indemnity shall not apply to taxes imposed on amounts paid to NSM as consideration for the performance of Services for NM. NM shall pay all taxes, dues or fines imposed on the Vessels or NSM as a result of the operation of the Vessels.

(f) It is hereby expressly agreed that no employee or agent of NSM (including any sub-contractor from time to time employed by NSM) shall in any circumstances whatsoever be under any liability whatsoever to NM for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Section 8, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to NSM or to which NSM are entitled hereunder shall also be available and shall extend to protect every such employee or agent of NSM acting as aforesaid.

(g) NM acknowledges that it is aware that NSM is unable to confirm that the Vessels, their systems, equipment and machinery are free from defects, and agrees that NSM shall not under any circumstances be liable for any losses, costs, claims, liabilities and expenses which NM may suffer or incur resulting from pre-existing or latent deficiencies in the Vessels, their systems, equipment and machinery.

The provisions of this Section 8 shall remain in force notwithstanding termination of this Agreement.

Section 9. Term and Termination. With respect to each of the Vessels, this Agreement shall commence on the Closing Date and shall continue for five (5) years, which shall be automatically renewed for a period of other five (5) years, unless terminated by either party hereto on not less than a hundred and twenty (120) days’ notice if:

(a)	in the case of NM, there is a Change of Control of NSM;

(b)	in the case of NSM, there is a Change of Control of NM;

(c)

the other party breaches this Agreement in any material respect; provided that (i) no termination pursuant to this clause (c) shall be effective unless the notice referenced above delivered by the party seeking to terminate shall set forth in reasonable detail the facts and circumstances giving rise to a right to terminate and the other party shall have failed during the one hundred twenty (120) day period to remedy such breach; (ii) if the other party shall, within the one hundred twenty (120) day period, have taken substantial steps to remedy such breach, no termination pursuant to this clause (c) shall be effective unless such breach remains unremedied one hundred eighty (180) days after the delivery of such notice, and (iii) no termination pursuant to this clause (c) shall be effective unless and until a final judgment, order or decree shall have been issued pursuant to an arbitration pursuant to Section 16 hereof declaring such termination to be valid under this clause (c);

(d)	a receiver is appointed by a court of competent jurisdiction for all or substantially all of the property of the other party;

(e)	a final order is issued by a court of competent jurisdiction to wind-up the other party;

(f)

a final judgment, order or decree which materially and adversely affects the ability of the other party to perform this Agreement shall have been obtained or entered against that party and such judgment, order or decree shall not have been vacated, discharged or stayed; provided that no termination pursuant to this clause (f) shall be effective unless and until a final judgment, order or decree shall have been issued pursuant to an arbitration pursuant to Section 16 hereof declaring such termination to be valid under this clause (f); or

(g)

the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt by a final order of a court of competent jurisdiction, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto or if any such proceeding shall be commenced in a court of competent jurisdiction and is not contested by the other party.

At any time after the first anniversary of this Agreement, this Agreement may be terminated by either party hereto on not less than three hundred and sixty-five (365) days’ notice for any reason other than any of the reasons set forth in the immediately preceding paragraph; provided that in no event shall any termination of this Agreement by NSM pursuant to this sentence be effective prior to the fifth (5th) anniversary of the Closing Date. Any termination pursuant to the foregoing sentence is referred to herein as a “For Convenience Termination”.

This Agreement shall not become effective unless and until the Closing Date has occurred.

This Agreement shall be deemed to be terminated with respect to a particular Vessel in the case of the sale of such Vessel or if such Vessel becomes a total loss or is declared as a constructive, compromised or arranged total loss or is requisitioned. Notwithstanding such deemed termination, any Fees outstanding at the time of the sale or loss shall be paid in accordance with the provisions of this Agreement.

For the purpose of this clause:

(i)	the date upon which a Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which NM ceases to be the legal owner of the Vessel;

(ii)

a Vessel shall not be deemed to be lost until either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached, it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred or the Vessel’s owners issue a notice of abandonment to the underwriters.

The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the date of termination.

Section 10. Fees upon Termination with Respect to a Vessel. Upon termination of this Agreement, the Fee or Costs and Expenses, as may be the case, shall be adjusted with respect to a Vessel as at the effective date of termination of this Agreement, based on the amounts set forth in Schedule B. Any overpayment shall forthwith be refunded to NM and any underpayment shall forthwith be paid to NSM.

If the Agreement is terminated within five years from the Closing Date by NM pursuant to clause (a) of Section 9 or as a For Convenience Termination or by NSM pursuant to clauses (c), (d), (e), (f) or (g) of Section 9, the Termination Fee is immediately due and payable to NSM.

Section 11. Surrender of Books and Records. Upon termination of this Agreement, NSM shall forthwith surrender to NM any and all books, records, documents and other property in the possession or control of NSM relating to this Agreement and to the business, finance, technology, trademarks or affairs of NM and any member of the Navios Group and, except as required by law (including securities laws and regulations) or for accounting purposes, shall not retain any copies of same.

Section 12. Entire Agreement. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter of this Agreement and (in relation to such subject matter) supersedes and replaces all prior understandings and agreements, written or oral, between the parties.

Section 13. Amendments to Agreement. NSM reserves the right to make such changes to this Agreement as it shall consider necessary to take account of regulatory changes which come into force after the date hereof and which affect the operation of the Vessels. Such changes will be conveyed in writing to NM and will come into force on intimation or on the date on which such regulatory or other changes come into effect (whichever shall occur first).

Section 14. Severability. If any provision herein is held to be void or unenforceable, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.

Section 15. Currency. Unless stated otherwise, all currency references herein are to United States Dollars.

Section 16. Law and Arbitration. This Agreement shall be governed by the laws of England. Any dispute under this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment then in force. The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association’s (LMAA) Terms current at the time when the arbitration is commenced.

Save as after mentioned, the reference shall be to three arbitrators, one to be appointed by each party and the third by the two arbitrators so appointed. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment to the other party requiring the other party to appoint its arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) calendar days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) calendar days specified, the party referring the dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be as binding as if he had been appointed by agreement. Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

Section 17. Notice. Notice under this Agreement shall be given (via hand delivery or facsimile) as follows:

If to NM:

C/O Navios Maritime Holdings

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Attn:

Fax:

If to NSM:

85 Akti Miaouli Street

Piraeus, Greece 185 38

Attn:

Fax:

Section 18. Subcontracting; Assignment; Succession. NSM shall not assign or sub-contract this Agreement to any party that is not a subsidiary or affiliate of NSM except upon the written consent of NM. In the event of such sub-contracting NSM shall remain liable for the due performance of the Services and its other obligations under this Agreement, subject to Section 8(b).

Section 19. Waiver. The failure of either party to enforce any term of this Agreement shall not act as a waiver. Any waiver must be specifically stated as such in writing.

Section 20. Counterparts. This Agreement may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

SCHEDULE A

SERVICES

NSM shall provide such of the following commercial and technical management services (the “Services”) to NM, as NM may from time to time request and direct NSM to provide:

(1)	Negotiating on behalf of NM time charters, voyage charters, bareboat charters and other employment contracts with respect to the Vessels and monitor payments thereunder;

(2)	Exercising of due diligence to:

(i)

maintain and preserve each Vessel and her equipment in full compliance with applicable rules and regulations, including Environmental Laws, so that each Vessel shall be, insofar as due diligence can make her in every respect seaworthy and in good operating condition;

(ii)	keep each Vessel in such condition as will entitle her to the highest classification and rating from the classification society for vessels of the class, age and type;

(iii)	ensure compliance with the requirements of the law of the respective flag state of the Vessels;

(iv)	ensure compliance with the ISM and ISPS Codes;

(v)

prepare and obtain all necessary approvals for a shipboard oil pollution emergency plan (“SOPEP”) in a form approved by the Marine Environment Protection Committee of the International Maritime Organization pursuant to the requirements of Regulation 26 of Annex I of the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, as amended (“MARPOL 73/78”), and provide assistance with respect to such other documentation and record-keeping requirements pursuant to applicable Environmental Laws;

(vi)

arrange for the preparation, filing and updating of a contingency Vessel Response Plan in accordance with the requirements of the U.S. Oil Pollution Act of 1990 as amended (“OPA”), and instruct the crew in all aspects of the operation of such plan;

(vii)

inform NM promptly of any major release or discharge of oil or other hazardous material in compliance with law and identify and ensure the availability by contract or otherwise of a Qualified Individual, a Spill Management Team, an Oil Spill Removal Organization (as such terms are defined by applicable Environmental Laws), and any other individual or entity required by Environmental Laws, resources having salvage, firefighting, lightering and, if applicable, dispersant capabilities, and public relations/media personnel to assist NM to deal with the media in the event of discharges of oil;

(viii)

arrange and procure for the vetting of the Vessels and NM or NSM by major charterers and arranging and attending relevant inspections of the Vessels, including pre-vetting inspections, or visits at the premises of NSM up to a maximum number of five inspection visits per Vessel per year to be attended by NSM, with additional visits to be for the account of NM; and

(ix)	provide copies of any vessel inspection reports, valuations, surveys or similar reports upon request.

NSM is expressly authorized as agent for NM to enter into such arrangements by contract or otherwise as are required to procure and ensure the availability of the Services outlined above. NSM is further expressly authorized as agent for NM to enter into such other arrangements as may from time to time be necessary to satisfy the requirements of OPA or other Federal or State laws.

(3)	Storing, victualing and supplying of each Vessel and the arranging for the purchase of certain day to day stores, supplies and parts;

(4)	Procuring and arrangement for port entrance and clearance, pilots, vessel agents, consular approvals, and other services necessary or desirable for the management and safe operation of each Vessel;

(5)	Preparing, issuing or causing to be issued to shippers the customary freight contract, cargo receipts and/or bills of lading;

(6)	Performance of all usual and customary duties concerned with the loading and discharging of cargoes at all ports;

(7)	Naming of vessel agents for the transaction of each Vessel’s business;

(8)

Arrangement and retention in full force and effect of all customary insurance pertaining to each Vessel as instructed by the owner or charterer and all such policies of insurance, including but not limited to protection and indemnity, hull and machinery, war risk and oil pollution covering each Vessel; if requested by the owner or charterer, making application for certificates of financial responsibility on behalf of the Vessels covered hereunder;

(9)	Adjustment and the negotiating of settlements, with or on behalf of claimants or underwriters, of any claim, damages for which are recoverable under policies of insurance;

(10)

If requested, provide NM with technical assistance in connection with any sale of any Vessel. NSM will, if requested by NM, comment on the terms of any proposed Memorandum of Agreement, but NM will remain solely responsible for agreeing the terms of any Memorandum of Agreement regulating any sale;

(11)	Arrangement or the prompt dispatch of each Vessel from loading and discharging ports and for transit through canals;

(12)

Arrangement for employment of counsel, and the investigation, follow-up and negotiating of the settlement of all claims arising in connection with the operation of each Vessel; it being understood that NM will be responsible for the payment of such counsel’s fees and expenses;

(13)

Arrangement for the appointment of an adjuster and assistance in preparing the average account, taking proper security for the cargo’s and freight’s proportion of average, and in all ways reasonably possible protecting the interest of each Vessel and her owner; it being understood that NM will be responsible for the payment of such adjuster’s fees and expenses;

(14)

Arrangement for the appointment of surveyors and technical consultants as necessary; it being understood that NM will be responsible for the payment of such surveyor’s or technical consultant’s fees and expenses outside the ordinary course of business;

(15)

Negotiating of the settlement of insurance claims of Vessel owner’s or charterer’s protection and indemnity insurance and the arranging for the making of disbursements accordingly for owner’s or charterer’s account; NM shall arrange for the provision of any necessary guarantee bond or other security;

(16)	Attendance to all matters involving each Vessel’s crew, including, but not limited to, the following:

(i)

arranging for the procurement and enlistment for each Vessel, as required by any applicable laws and regulations (including but not limited to the requirements of International Maritime Organization Convention on Standards of Training Certification and Watchkeeping for Seafarers 1978 and as subsequently amended), of competent, reliable and duly licensed personnel (hereinafter referred to as “crew members”), and all replacements therefore as from time to time may be required;

(ii)	arranging for all transportation, board and lodging for the crew members as and when required at rates and types of accommodations as customary in the industry;

(iii)

keeping and maintaining full and complete records of any labor agreements which may be entered into between owner or disponent owner and the crew members and the prompt reporting to owner or disponent owner as soon as notice or knowledge thereof is received of any change or proposed change in labor agreements or other regulations relating to the master and the crew members;

(iv)	negotiating the settlement and payment of all wages with the crew members during the course of and upon termination of their employment;

(v)

the handling of all details and negotiating the settlement of any and all claims of the crew members including, but not limited to, those arising out of accidents, sickness, or death, loss of personal effects, disputes under articles or contracts of enlistment, policies of insurance and fines;

(vi)

keeping and maintaining all administrative and financial records relating to the crew members as required by law, labor agreements, owner or charterer, and rendering to owner or charterer any and all reports when, as and in such form as requested by owner or charterer;

(vii)	the performance of any other function in connection with crew members as may be requested by owner or charterer; and

(viii)	negotiating with unions, if required.

(17)

Payment of all charges incurred in connection with the management of each Vessel, including, but not limited to, the cost of the items listed in (2) to (16) above, canal tolls, repair charges and port charges, and any amounts due to any governmental agency with respect to the Vessel crews;

(18)

In such form and on such terms as may be requested by NM, the prompt reporting to NM of each Vessel’s movement, position at sea, arrival and departure dates, casualties and damages received or caused by each Vessel;

(19)

In case any of the Vessels are employed under a voyage charter, NM shall pay for all voyage related expenses (including bunkers, canal tolls and port dues) and NSM shall arrange for the provision of bunker fuel of the quality agreed with NM as required for any Vessel’s trade. NSM shall be entitled to order bunker fuel through such brokers or suppliers as NM deem appropriate unless NM instruct NSM to utilize a particular supplier which NSM will be obliged to do provided that the NM have made prior credit arrangements with such supplier. NM shall comply with the terms of any credit arrangements made by NSM on their behalf with NM’ consent;

(20)

NSM shall not in any circumstances have any liability for any bunkers which do not meet the required specification. NSM will, however, take such action, on behalf of NM, against the supplier of the bunkers, as is agreed with NM; and

(21)

NSM shall make arrangements as instructed by the Classification Society of each Vessel for the intermediate and special survey of each Vessel. All costs in connection with passing such surveys (including dry-docking) and satisfactory compliance with class requirements will be borne by NM.

SCHEDULE B

FEES AND COSTS AND EXPENSES

In consideration for the provision of the Services listed in Schedule A by NSM to NM, NM shall, during the term of this Agreement, pay NSM:

(a)

a fixed daily fee of USD 3,700 per Owned Vessel, payable on the last day of each month for the first two years (months one to twenty-four), (“the Fixed Daily Fee”); unless the parties agree otherwise, for each 12 month period after the first two years, a 3% increase of the Fixed Daily Fee per Owned Vessel;

(b)	a technical and commercial management fee of $25 per Chartered-in Vessel per day (“the Management Fee”)

(c)	in addition, NM shall pay to NSM dry-docking expenses at cost for each Owned Vessel

(together with the daily fee described in the preceding sentence and any applicable value added, sales or services taxes, the “Fees”).

Notwithstanding anything that may appear to the contrary in this Agreement, if NM decides to layup any of the Vessels, or if any of the Vessels are laid up as of the date of this Agreement, an appropriate reduction of the Fees for the layup period shall be mutually agreed between the parties hereto. Any consequential costs of activation and/or deactivation of a Vessel from layup shall be for the account of NM.

NSM reserves the right to maintain for the duration of this Agreement an amount of up to forty five (45) days estimated running expenses as a working capital reserve. Upon termination of this Agreement all moneys remaining within the working capital reserve shall be returned to NM subject to the terms and conditions of this Agreement.

B-1

SCHEDULE C

EXTRAORDINARY FEES AND COSTS

Notwithstanding anything to the contrary in this Agreement, NSM will not be responsible for paying any costs, liabilities and expenses in respect of a Vessel, to the extent that such costs, liabilities and expenses are “extraordinary”, which shall consist of the following:

(1)

repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the Vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of NSM, its employees or its agents, unless and to the extent otherwise covered by insurance);

(2)

any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any Vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that Vessel or otherwise; and

(3)

any increase in administrative costs and expenses or crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any Vessel.

In addition:

(4)

NSM shall be entitled to receive additional remuneration for time spent on the insurance, average and salvage claims (charged at the rate of US$1,000 per man per day of eight (8) hours) in respect of the preparation and prosecution of claims, the supervision of repairs and the provision of documentation relating to adjustments).

(5)

NSM shall be entitled to receive additional remuneration for time (charged at the rate of US$750 per man per day of 8 hours) for any time of over 10 days per year that the personnel of NSM will spend during vetting inspections and attendance on the Vessels in connection with the pre-vetting and vetting of the Vessels by any charterers. In addition NM will pay any reasonable travel and accommodation expenses of the NSM personnel incurred in connection with such additional time spent.

(6)	NM shall pay the deductible of any insurance claims relating to the Vessels or for any claims that are within such deductible range.

(7)	NM shall pay any significant increase in insurance premiums which are due to factors outside of the control of NSM such as “acts of God.”

(8)	NM shall pay any tax, dues or fines imposed on the Vessels or NSM due to the operation of the Vessels.

(9)	NM shall pay for any expenses incurred in connection with the sale or acquisition of a Vessel, such as in connection with inspections and technical assistance.

C-1

(10)

NM shall pay for any costs, liabilities and expenses similar to those set forth in clauses (1) through (9) above that were not reasonably contemplated by NM and NSM as being encompassed by or a component of the Fees at the time the Fees were determined.

(11)

NM shall pay for any hire expense adjustment incurred in connection with any time charter of the Vessels to NM, its affiliates and/or subsidiaries, including but not limited to any off-hire adjustment, owners’ items to be deducted from hire etc., in accordance with the terms of the relevant time charter.

C-2